EXHIBIT 11.1
HEMPTOWN CLOTHING INC. MARCH 31, 2004
Statement Re: Computation Of Per Share Earnings For The Three Months Ending March 31, 2004

EARNINGS PER SHARE FOR THE THREE MONTHS ENDING MARCH 31, 2004	($0.01) *

*  All outstanding options and warrants are anti‑dilutive, and consequently, fully diluted EPS is equal to Basic EPS.